Exhibit 12.1

TRIBUNE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Three Quarters
	Ended	Fiscal Year Ended
	9/25/2005	2004	2003	2002	2001	2000

Income from continuing operations, before cumulative effect of accounting change	$400,248	$573,324	$891,379	$608,579	$111,136	$310,401

Add:
Income tax expense	484,126	367,787	523,857	331,376	157,815	270,351
(Income) loss on equity investments	(20,419)	(17,931)	(5,590)	40,875	60,813	79,374
Distributed income from equity investees	38,007	14,439	16,810	12,567	21,784	9,693
Minority interest expense, net of tax	—	—	—	—	—	16,335

Subtotal	901,962	937,619	1,426,456	993,397	351,548	686,154

Fixed charge adjustments
Add:
Interest expense	109,075	153,118	198,123	213,309	254,521	240,708
Amortization of capitalized interest	2,395	3,070	3,224	3,269	2,989	4,012
Interest component of rental expense (1)	15,032	18,801	20,720	22,503	22,853	18,620

Earnings, as adjusted	$1,028,464	$1,112,608	$1,648,523	$1,232,478	$631,911	$949,494

Fixed charges:
Interest expense	$109,075	$153,118	$198,123	$213,309	$254,521	$240,708
Interest capitalized	2,958	2,511	383	2,383	3,184	1,950
Interest component of rental expense(1)	15,032	18,801	20,720	22,503	22,853	18,620
Interest related to guaranteed ESOP debt(2)	—	—	2,836	5,565	8,191	10,718

Total fixed charges	$127,065	$174,430	$222,062	$243,760	$288,749	$271,996

Ratio of earnings to fixed charges	8.1	6.4	7.4	5.1	2.2	3.5

(1)  Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(2)  Tribune Company guarantees the debt of its Employee Stock Ownership Plan (“ESOP”). The notes issued by the Company’s ESOP matured on Dec. 16, 2003 and were fully repaid.